UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                         Internet Gold-Golden Lines Ltd
                         ------------------------------
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.01 Par Value per Share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                  M 56595 10 7
                                  ------------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A
CUSIP No. M 56595 10 7

  1.  Names of Reporting Persons: Euronet Communications Ltd.
      I.R.S. Identification Nos. of above persons (entities only): N/A

  2.  Check the Appropriate Box if a Member of a Group (See Instructions):

          (a) [  ]

          (b) [X]

  3.  SEC Use Only


  4. Citizenship or Place of Organization: Israel

Number of          5.  Sole Voting Power:            12,683,135
Shares
Beneficially       6.  Shared Voting Power:           N/A
Owned by
Each               7.  Sole Dispositive Power:      12,683,135
Reporting
Person With        8.  Shared Dispositive Power:     N/A

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 12,683,135

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11. Percent of Class Represented by Amount in Row (9): 68.8%

12. Type of Reporting Person (See Instructions): CO

Item 1 (a) Name of Issuer:

         Internet Gold - Golden Lines Ltd. (the "Issuer" or the "Company").

Item 1 (b) Address of Issuer's Principal Executive Offices:

         1 Alexander Yanai Street, Petach-Tikva, Israel

Item 2 (a). Name of Person Filing:

     This Schedule is filed by Euronet Communications Ltd. ("Euronet"). Such party is referred to herein as the "Reporting Party." Any disclosures made herein with respect to persons other than the Reporting Party are made upon information and belief.

     Euronet owns 68.8% of the issued share capital of the Company. Eurocom Communications Ltd. ("Eurocom") owns 100% of the share capital of Euronet. Eurocom is owned by Eurocom Holdings Ltd. (50.3%), Arison Investments Ltd. (49%) and Mr. Shaul Elovitch (0.7%) . Shaul Elovitch and Yossef Elovitch own 100% of the share capital of Eurocom Holdings Ltd.

     As a result  of these  relationships,  each of Shaul  Elovitch  and  Yossef
Elovitch may be deemed to be the beneficial owners of the Ordinary Shares referred to herein. Shaul Elovitch and Yossef Elovitch each disclaim beneficial ownership of the Ordinary Shares referred to in this filing.

Item 2 (b). Address of Principal Business Office, or if None, Residence:

         The principal business addresses of the entities referred to in this filing are as follows:

         Euronet:  2 Friedman Road, Ramat Gan, Israel.

Item 2 (c). Place of Organization:

         Israel

Item 2 (d). Title of Class of Securities:

         Ordinary Shares par value NIS 0.01 per share (the "Ordinary Shares").

Item 2 (e). CUSIP Number:

         M56595 10 7

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

         N/A

Item 4. Ownership:

          (a)  Amount  beneficially  owned:   12,683,135  Ordinary  Shares  (the
               "Shares")

          (b)  Percent of class: 68.8%

          (c) Euronet has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all of the shares identified herein.

Item 5. Ownership of Five Percent or Less of a Class

         N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         N/A

Item 8. Identification and Classification of Members of the Group

         N/A

Item 9. Notice of Dissolution of Group

         N/A

Item 10.Certification

         N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 15, 2004
-----------------
Date


                                            EURONET COMMUNICATIONS LTD.


                                            By: /s/Shaul Elovitch
                                                -----------------
                                            Name:  Shaul Elovitch
                                            Title:    Chairman